News Release

Alexco Announces Additional 2009 Drill Results at Keno Hill:
Drilling at Lucky Queen Intersects 1.35 meters of 202.3 Ounces per Ton Silver

October 15, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce initial results from the 2009 core drilling program at its Lucky Queen property in the Keno Hill silver district, Yukon Territory. Building on Alexco’s previous years’ work, exploration drilling has continued to intersect silver-rich, locally native silver-bearing mineralization at Lucky Queen, historically the highest grade silver producer in the Keno Hill district. This drilling at Lucky Queen confirms the presence and continuity of relatively narrow, very high grade native silver zones below and southwest of the historical workings. The historic Lucky Queen mine produced approximately 11 million ounces of silver at an average grade of 88.7 ounces of silver per ton from sulfide, sulfosalt and native silver bearing veins and vein stockworks similar to those encountered by Alexco.

Highlights

Complete assay results have been received for an initial five of twelve core holes drilled in the vicinity of the historic Lucky Queen mine, located in the eastern part of the Keno Hill silver district. Results include the following:

DDH K09-204 cut an interval grading 6,935 grams per tonne silver (202.3 ounces per ton), 1.30 grams per tonne gold, 30.4% lead and 11.4% zinc over 1.35 meters from 227.25 to 228.60 meters.

DDH K09-203 cut an interval grading 3,116 grams per tonne silver (90.9 ounces per ton), 0.28 grams per tonne gold, 9.3% lead and 0.4% zinc over 1.50 meters from 206.00 to 207.50 meters within a 2.93 meter interval grading 1,659 grams per tonne silver (48.4 ounces per ton), 0.18 grams per tonne gold, 4.9% lead and 0.3% zinc from 206.00 to 208.93 meters.

DDH K09-212 cut an interval grading 1,082 grams per tonne silver (31.6 ounces per ton), 0.60 grams per tonne gold, 0.2% lead and 3.3% zinc over 1.54 meters from 226.98 to 228.52 meters.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

  DDH K09-205 cut an interval grading 972 grams per tonne silver (28.4 ounces per ton), 0.12 grams per tonne gold, 4.3% lead and 1.4% zinc over 1.41 meters from 213.06 to 214.47 meters within a 5.09 meter interval grading 441 grams per tonne silver (12.9 ounces per ton), 0.07 grams per tonne gold, 1.5% lead and 0.7% zinc from 213.06 to 218.15 meters.

  DDH K09-206 cut an interval grading 372 grams per tonne silver (10.9 ounces per ton), 0.10 grams per tonne gold, 3.3% lead and 1.2% zinc over 0.35 meters from 231.20 to 231.55 meters.

Lucky Queen Drilling and Past Production

The historic Lucky Queen mine, in production from 1927 to 1932, was the highest grade silver producer in the Keno Hill district, producing approximately 11 million ounces of silver from 123,500 tons of ore for an average recovered production grade of 88.7 ounces of silver per tonne. Drilling by Alexco since 2006 has intersected high-grade silver values in multiple drill holes in the vicinity of the historic Lucky Queen mine. All twelve 2009 holes were drilled to test an area approximately 160 meters by 140 meters centered around prior-year drill holes DDH K08-161 and DDH K07-114 which intersected 2,249 grams per tonne silver (65.6 ounces per ton) over 2.45 meters and 17,380 grams per tonne silver (507.0 ounces per ton) over 1.12 meters, respectively (see news release dated September 18, 2008 entitled “Alexco Announces Additional 2008 Drill Results at Keno Hill: Further Silver Mineralization Encountered at Lucky Queen” and news release dated October 23, 2007 entitled “Alexco Announces High Grade Silver Intercept from Lucky Queen at Keno Hill”). Mineralization within the 2009 holes is similar to that within these previous intercepts, which consisted of native silver seams, silver wire and wads and disseminated silver sulfosalts, with local galena and sphalerite hosted in quartzite. A 3D model of the vein system is currently being constructed to assist in further exploration of this geologically complex area. Additional Lucky Queen results will be released upon receipt of the remaining assays.

Results from the 2009 Lucky Queen drill holes, in addition to all previously released Keno Hill drill hole results, are available on the Alexco Resource corporation website at www.alexcoresource.com. Plans or sections for the areas drilled showing the 2009 completed drill holes are also available for review.

Keno Hill District Exploration 2009 Update

Surface exploration this summer in the Keno Hill district was initiated with two diamond drills in June, 2009, with a third drill added in August. Initial surface drilling was focused in the Bellekeno area to help define extensions of the East and 99 zones, as well as hangingwall structures. Results from this work from June and July will be incorporated with the underground definition drilling in an updated Bellekeno geologic resource model to be completed in the near future. Following work at Bellekeno, drilling shifted to previously untested covered targets located approximately 450 meters along strike from the Keno 700 gold-enriched deposit, and to Lucky Queen. Drilling at Lucky Queen continued throughout August with two drills completing a total of 12 holes along strike and down plunge of prior identified high grade mineralization. Other drilling in the Keno Hill district included testing of the Bermingham area along strike of the historic Hector Calumet mine, and drilling in the area of the historic Silver King mine.

In addition to diamond drilling, a sonic drill was mobilized to the Keno Hill district in September and completed 283 holes sampling the historic tailings located adjacent to the Elsa town site. According to historical records, a total of approximately 4.6 million tons of tailings containing residual silver from the Elsa concentrator were deposited in the Elsa tailings facility. Along with drill testing, a metallurgical testing program is planned to assess the metallurgical characteristics of the silver bearing tailings. Results from this work are expected to be received by the end of calendar 2009.

Update on Bellekeno Construction Decision

Alexco completed its underground diamond drill program at Bellekeno in July 2009, drilling approximately 133 holes since January 2009. Final assay results from this program were received in September, and an updated geological resource estimate for Bellekeno is nearing completion. Alexco is also continuing with detailed mine planning for Bellekeno, including detailed engineering for mine and mill complexes through third party consultants, and is coordinating this activity with the update of the resource estimate and model. Alexco’s objective is to complete an updated economic assessment of the Bellekeno mine and reach a development decision during fall 2009, so as to achieve commercial production at Bellekeno during calendar 2010.

A total of US$35 million for construction and development of the Bellekeno Mine is to be provided by Silver Wheaton Corp. under a silver purchase agreement. This agreement provides that Silver Wheaton will purchase 25% of future Keno Hill district silver production at a cost of US$3.90 per ounce of silver delivered, plus up-front deposit payments to Alexco totaling US$50 million. An initial US$15 million deposit payment was received in December 2008, and the remaining US$35 million will be received on a monthly draw-down basis commencing once a positive development decision has been made and subject to certain other conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2009 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to Eco Tech Laboratory at Whitehorse, YT for preparation with fire assay and multi-element ICP analyses done at Eco Tech Laboratory’s facility at Kamloops, BC.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.